Exhibit (a)(2)

Press Release

SOURCE: Fidelity National Information Solutions, Inc.; Factual Data Corp.

Correction — Fidelity National Information Solutions, Inc.; Factual Data Corp.

In the news release, Fidelity National Information Solutions (Nasdaq: FNIS) To Acquire Factual Data Corp. (Nasdaq: FDCC), issued earlier today by Fidelity National Information Solutions, Inc. and Factual Data Corp. over PR Newswire, we are advised by the company that the third paragraph, should read

“Under the terms of the LOI, FDCC will become a wholly-owned subsidiary of FNIS and the stockholders of FDCC will receive the equivalent of $13.75 per FDCC common share. Each share of FDCC common stock will be exchanged for a maximum of $10.3125 in FNIS common stock and a minimum of $3.4375 in cash. At its option, FNIS can elect to increase the cash consideration to up $6.875 per FDCC common share or pay all cash. The FNIS common stock will be valued using the average closing price of FNIS common stock over the ten trading day period ending two days prior to the closing date. The parties expect to sign a Definitive Agreement during the month of June.”

rather than

“Under the terms of the LOI, FDCC will become a wholly-owned subsidiary of FNIS and the stockholders of FDCC will receive the equivalent of $13.75 per FDCC common share. At FNIS’ option, the merger consideration can be paid all in cash or up to fifty percent in cash and the remainder in FNIS common stock valued at the average closing price of FNIS common stock over the ten trading day period ending two days prior to the closing date. The parties expect to sign a Definitive Agreement during the month of June.”

as originally issued inadvertently.

SOURCE: Fidelity National Information Solutions, Inc.; Factual Data Corp.